Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

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Press release

Second quarter 2011 operations review

14 July 2011

Chief executive Tom Albanese said “Operations largely recovered from the severe weather impacts earlier this year, although some port and rail constraints remained. This quarter was also characterised by continued strong prices for most of our metals and minerals, but with worsening adverse exchange rates and some input cost pressures. Our growth programme was boosted by the successful $4 billion acquisition of Riversdale, giving us further options to develop our tier one assets.”

•

Global iron ore production of 49 million tonnes attributable (62 million tonnes on a 100 per cent basis) was up 12 per cent on the second quarter of 2010 and up 17 per cent on the first quarter of 2011.

•

First half iron ore shipments of 110 million tonnes (100 per cent basis) from the Australian and Canadian operations were six million tonnes lower than 2010 first half following several cyclones, widespread flooding and a subsequent train derailment in the first quarter of 2011 in Western Australia.

•	Mined copper was down 24 per cent on the second quarter of 2010, primarily reflecting lower grades at Escondida and Kennecott Utah Copper.

•

Bauxite and alumina production improved by eight per cent and six per cent on the rain-impacted first quarter as the Queensland operations recovered. Bauxite production was up 11 per cent compared with the same quarter of 2010 whilst alumina and aluminium production were flat.

•	The Queensland coal mines steadily recovered from the severe rains of the first quarter. Hail Creek was the last Rio Tinto mine to lift force majeure on 12 May.

•	Australian hard coking coal production was nine per cent higher than the first quarter but was down 26 per cent on the second quarter of 2010 due to the heavy rains.

•	Australian thermal coal production was 18 per cent higher than the first quarter and five per cent higher than the second quarter of 2010.

•

On 22 April, Rio Tinto, its subsidiary Simfer and the Government of Guinea signed a Settlement Agreement securing Rio Tinto’s mining title in Guinea and paving the way for first shipment of iron ore by mid-2015. In recognition of the resolution of all outstanding issues and finalisation of new investment agreement terms, Simfer paid $700 million to the Guinean Public Treasury.

•	On 20 June, Rio Tinto’s interest in Riversdale Mining Limited increased to 99.76 per cent. Riversdale was delisted on 7 July and the process has commenced to compulsorily acquire the remaining shares.

•

In the first half of 2011 Rio Tinto increased its interest in Ivanhoe Mines Ltd from 40.5 per cent to 46.5 per cent and participated in Ivanhoe’s rights offering for a total consideration of $1.25 billion.

•	On 10 February, Rio Tinto announced a $5 billion capital management programme. By 13 July, 39 million Rio Tinto plc shares had been bought back at a total cost of $2.7 billion.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Continues	Page 2 of 26

IRON ORE

Rio Tinto share of production (000 tonnes)

	Q2 11	vs Q2 10	vs Q1 11	H1 11	vs H1 10
Hamersley	35,128	+19%	+16%	65,541	+10%
Hope Downs	4,099	+1%	+21%	7,493	-8%
Robe River	7,665	-0%	+17%	14,239	-6%
IOC (pellets and concentrate)	1,958	-14%	+31%	3,454	-17%

Pilbara marketing

Second quarter sales of 55 million tonnes (100 per cent basis) were two per cent lower than the corresponding quarter of 2010. Rail infrastructure recovered from the inclement weather in the first quarter but some speed restrictions remained following the train derailment in the first quarter.

Pilbara operations

The Pilbara mines recovered strongly from the first quarter and produced 59 million tonnes (100 per cent basis), only three per cent lower than the record fourth quarter of 2010. This was despite unseasonably wet weather throughout the second quarter. The strong performance was marred by the death in June of a scaffolding contractor at the East Intercourse Island terminal at Dampier port, the first such tragedy for the Pilbara operations since August 2003.

The capacity of the Pilbara system increased by five million tonnes to 225Mt/a at the end of the first quarter of 2011, following the completion of the first debottlenecking project at the Dampier port on time and on budget.

In May, the full bench of the Federal Court in Australia found in Rio Tinto’s favour in ruling that neither of Rio Tinto’s two major Pilbara rail lines should be declared open to mandated third-party access.

In June, Rio Tinto announced that it will double its fleet of driverless haul trucks to ten at its iron ore operations in Western Australia and deploy them at Yandicoogina, the largest mine in the Pilbara. The move follows a two-year trial of Autonomous Haulage System technology on trucks at the West Angelas mine, which has performed well above expectations.

Pilbara expansion

The expansion of capacity of the Pilbara to 283 Mt/a by the second half of 2013 remains on track. The feasibility study to expand the Pilbara to 333 Mt/a is well advanced and on track for a full decision in early 2012.

On 15 June, Rio Tinto announced that it is accelerating its iron ore expansion programme in the Pilbara with $676 million of funding for early works and procurement. As a result, it is expected that the capacity expansion to 333 Mt/a will now be reached in the first half of 2015, six months earlier than previously planned.

Rio Tinto’s integrated operations will be progressively upgraded as follows:

•	225 Mt/a - current operating capacity

•	230 Mt/a by end of Q1 2012 - Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 - Cape Lambert first 53 Mt/a increment (in implementation)

•	333 Mt/a by end of H1 2015 - Cape Lambert second 50 Mt/a increment (in feasibility study)

Iron Ore Company of Canada (IOC)

Second quarter saleable iron ore production was 14 per cent lower than the same quarter of 2010 as a result of truck and labour availability issues, but 31 per cent higher than the first quarter of 2011 as progress was made to stabilise and improve production capability. Concentrate for sinter production was maximised in the quarter to respond to market demand, and this resulted in lower pellet production relative to the first quarter. While the overall pellet capacity was temporarily reduced, it enabled significant plant maintenance work to be undertaken.

Continues	Page 3 of 26

The Concentrator Expansion Project Phase 1, lifting capacity to 22 Mt/a, is on track for completion in late 2011 and Phase 2, improving the magnetite recovery circuit, is progressing as planned, with first production is expected in late 2012.

2011 production guidance

In 2011, Rio Tinto expects to produce in excess of 240 million tonnes (100 per cent basis) from its global operations in Australia and Canada.

COPPER

Rio Tinto share of production

	Q2 11	vs Q2 10	vs Q1 11	H1 11	vs H1 10
Kennecott Utah Copper
Mined copper (000 tonnes)	45.6	-17%	-24%	106.0	-9%
Refined copper (000 tonnes)	57.7	-3%	-9%	121.2	-7%
Molybdenum (000 tonnes)	4.3	+53%	+17%	7.9	+32%
Mined gold (000 ozs)	100	-9%	-1%	201	-25%
Refined gold (000 ozs)	105	-28%	+7%	204	-36%
Escondida
Mined copper (000 tonnes)	56.1	-31%	-9%	117.8	-23%
Refined copper (000 tonnes)	22.2	-4%	-4%	45.4	+8%
Grasberg JV
Mined copper (000 tonnes)	5.0	-64%	-1%	10.0	-63%
Mined gold (000 ozs)	41	+59%	-14%	89	+39%
Northparkes
Mined copper (000 tonnes)	9.7	+24%	+4%	19.0	+26%
Palabora
Mined copper (000 tonnes)	10.8	+4%	+9%	20.8	-1%

Kennecott Utah Copper (KUC)

Ore milled in the second quarter was slightly above the first quarter as KUC continues to build upon the record milling rates established in 2010. Lower metals in concentrates in the second quarter and the first half were driven by lower copper and gold grades.

Molybdenum in concentrate production was higher than all the above comparable periods due to higher ore grades and recoveries.

As previously guided, production of copper, gold and silver is expected to remain lower in 2011 compared with 2010 as mining progresses through lower grade areas of the open pit.

Escondida

Second quarter mined copper production decreased 31 per cent compared with the same quarter of 2010, as a consequence of copper grade decreasing from 1.40 per cent to 1.06 percent.

Grasberg

Freeport is due to release its 100 per cent operating data for the second quarter on 21 July 2011. Rio Tinto’s share of joint venture copper in 2011 has been impacted by lower ore grades which substantially reduced the Rio Tinto share of production under the metal sharing agreement. The first quarter amounts reported as Rio Tinto’s share of joint venture copper, gold and silver production were restated for changes to the full year metal sharing rate.

Northparkes

Mined copper production rose by 24 per cent compared with the same quarter of 2010 due to higher grades from the E48 block cave.

Palabora

Mined copper production increased by four per cent compared with the second quarter of 2010 due to increased processing of slag and improved hoisting rates.

Continues	Page 4 of 26

Ivanhoe

On 21 June, Rio Tinto exercised its remaining warrants in Ivanhoe, increasing its ownership from 42.0 per cent to 46.5 per cent. Rio Tinto assumed management of the Oyu Tolgoi copper gold project in Mongolia following an agreement with Ivanhoe in December 2010. Under the terms of the agreement, Rio Tinto was also granted a subscription right, together with the ability to make on-market purchases, which, if exercised, would allow Rio Tinto to increase its ownership in Ivanhoe to 49 per cent on or before 18 January 2012.

2011 production guidance

In 2011, Rio Tinto share of mined and refined copper production is expected to be 539 thousand tonnes and 350 thousand tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q2 11	vs Q2 10	vs Q1 11	H1 11	vs H1 10
Bauxite	8,726	+11%	+8%	16,793	+5%
Alumina	2,240	+0%	+6%	4,357	-2%
Aluminium	958	+1%	+1%	1,902	+1%

Bauxite and alumina

Bauxite production was 11 per cent higher than the second quarter of 2010, notably at Weipa, driven by increased third party demand.

Alumina production is gradually recovering from the abnormally heavy rains between December 2010 and April 2011, which primarily impacted Queensland Alumina’s production, affecting bauxite and coal quality, equipment reliability and freight costs.

The impact of the inclement weather is expected to lower Rio Tinto Alcan’s underlying earnings by approximately $130 million in the first half of 2011 compared with the first half of 2010, due to lost alumina tonnage and higher costs in mining, refining and power generation, with a smaller impact continuing into the second half of 2011.

Aluminium

Aluminium production was marginally higher than the same quarter of 2010.

Production at Kitimat was reduced due to the closure of lines 7 and 8 in September 2010 in preparation for the modernisation project. Other movements included higher production from a gradual return to full capacity at the Lynemouth smelter in the UK.

Hydrology conditions in the Saguenay have returned to normal in 2011 following low snow and rain levels experienced in 2010.

2011 production guidance

In 2011, Rio Tinto’s share of bauxite, alumina and aluminium production is expected to be 35.8 million tonnes, 9.2 million tonnes and 3.9 million tonnes, respectively.

Continues	Page 5 of 26

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q2 11	vs Q2 10	vs Q1 11	H1 11	vs H1 10
Rio Tinto Coal Australia
Hard coking coal	1,775	-26%	+9%	3,403	-20%
Semi-soft coking coal	689	-31%	-0%	1,380	-24%
Thermal coal	4,758	+5%	+18%	8,780	+2%

Hard coking coal production recovered from the severe flooding in the first quarter but was 26 per cent below the second quarter of 2010. Production at Hail Creek improved by 71 per cent on the first quarter following the lifting of force majeure on 12 May. Kestrel production was 59 per cent lower due mainly to a planned one month longwall changeover during the quarter.

Semi-soft coking coal production was 31 per cent lower than the corresponding quarter of 2010, primarily due to product mix at Hunter Valley Operations (HVO), where thermal coal production was 64 per cent higher.

Thermal coal production was five per cent higher than the second quarter of 2010 and 18 per cent higher than the first quarter. Both Clermont and HVO recovered rapidly from the difficult conditions of the first quarter with HVO setting a monthly record for overburden removal during the second quarter.

Sales

Following the Japanese tsunami in the first quarter, the timing of some shipments priced in the 2010 Japanese Fiscal Year were pushed into the year commencing 1 April. More than half of second quarter sales were priced at 2010 pricing levels.

2011 production guidance

In 2011, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8 million tonnes, 3 million tonnes and 18 million tonnes, respectively.

Uranium

Rio Tinto share of production (000 lbs)

	Q2 11	vs Q2 10	vs Q1 11	H1 11	vs H1 10
Energy Resources of Australia	163	-86%	-72%	740	-71%
Rössing	877	-39%	+3%	1,727	-38%

Processing at ERA resumed in June. The processing plant was shut from late January to mid June as a pro-active strategy to manage processed water inventories in the tailings dam following a sustained period of above-average rainfall.

Rössing production was lower than the second quarter of 2010 due to lower grades and lower extraction rates, although grades did recover slightly on the first quarter.

2011 production guidance

In 2011, Rio Tinto’s share of uranium production is expected to be 7.5 million pounds.

Continues	Page 6 of 26

DIAMONDS & MINERALS

Rio Tinto share of production

	Q2 11	vs Q2 10	vs Q1 11	H1 11	vs H1 10
Diamonds (000 carats)
Argyle	1,580	-39%	-4%	3,221	-37%
Diavik	1,074	+11%	+32%	1,885	-1%

Minerals (000 tonnes)
Borates	144	+6%	+21%	264	+7%
Titanium dioxide feedstock	352	-1%	+7%	681	-0%

Second quarter production at Argyle compared with the second quarter of 2010 was impacted by lower tonnes processed following the significant rainfall that occurred in March and April. Lower grades have compounded the production shortfall: in 2011 ore is being extracted from the North Pit where grades are significantly lower than the South Pit ore that was processed in 2010. In addition, a small volume of high grade development ore from the Underground was halted until the pit dewatering associated with heavy rain falls in the first quarter was completed.

Diamond production at Diavik was 11 per cent higher than the second quarter of 2010 and 32 per cent higher than the first quarter of 2011. This was driven by an increase in ore processed from mine sequencing which enabled access to higher grades from the A418 open pit.

Borates production increased by six per cent compared with the second quarter of 2010, in line with increased demand, and recovered from significant rainfall at both the US and Argentinean operations.

Titanium dioxide feedstocks production was seven per cent higher than the first quarter as Rio Tinto Fer et Titane’s operations in Quebec recovered from the seasonal reductions in available power at its smelter operations.

Rio Tinto has historically entered into multi-year contracts for the sale of titanium dioxide feedstocks. As these contracts mature, they will be replaced by contracts with shorter term pricing mechanisms, providing the business with ongoing and increased exposure to current market pricing.

2011 production guidance

In 2011, Rio Tinto’s share of production is expected to be as follows:

•	Diamonds – 13 million carats

•	Titanium dioxide feedstocks – 1.4 million tonnes

•	Borates - 0.5 million tonnes.

OTHER CORPORATE ACTIVITY

On 23 February, Rio Tinto announced the receipt of a binding offer from Imerys to acquire its talc business for an enterprise value of $340 million. The transaction is expected to complete during the third quarter of 2011.

On 20 June, Rio Tinto’s interest in Riversdale Mining Limited increased to 99.76 per cent. Riversdale was delisted on 7 July and, under Australian Corporations Law, the process has commenced to compulsorily acquire the remaining shares in Riversdale that are not currently owned by Rio Tinto. Production from the Zululand Anthracite Colliery in South Africa, acquired as part of the transaction, has been excluded from this report.

Continues	Page 7 of 26

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2011 was $449 million compared with $214 million in the same period of 2010. During the first half of 2011, the Group realised $85 million (pre-tax) from the divestment of central exploration properties, compared with $67 million in the first half of 2010. This included the Sari Gunay gold property in Iran and the Altai Nuurs coal project in Mongolia.

Exploration highlights

On 1 June, Rio Tinto and Chinalco formalised their exploration joint venture in China with the formation of Chinalco Rio Tinto Exploration Co Ltd (CRTX). The immediate priority for CRTX will be copper exploration, with coal and potash among other commodities potentially considered at a later date.

At the Amargosa bauxite project in Brazil, grid drilling was completed on the core resource block and metallurgical studies are in progress. The Order of Magnitude Study remains on track for completion in the fourth quarter of 2011.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium		Amargosa, Brazil	Australia, Brazil, Laos

Copper	Copper/molybdenum: Resolution, US. Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Nickel/copper: Eagle, US	Copper: Bingham Orbit, US. Nickel: Tamarack, US.	Copper: Chile, Kazakhstan, Peru, Russia, US Nickel: Canada, South Africa

Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia		Diamonds: Canada, Democratic Republic of Congo, India

Energy	Coal: Riversdale, Mozambique	Coal: Bowen Basin, Australia	Coal: Chile, Mozambique, Namibia Uranium: Canada

Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia.	Canada, Democratic Republic of Congo

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

Continues	Page 8 of 26

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

Continues	Page 9 of 26

Rio Tinto production summary

Rio Tinto share of production

							% Change
		Quarter			Half Year		Q2 11	Q2 11	H1 11
		2010 Q2	2011 Q1	2011 Q2	2010 H1	2011 H1	vs Q2 10	vs Q1 11	vs H1 10
Principal Commodities

Alumina	(‘000 t)	2,235	2,117	2,240	4,442	4,357	0%	6%	-2%

Aluminium	(‘000 t)	952	944	958	1,889	1,902	1%	1%	1%

Bauxite	(‘000 t)	7,857	8,067	8,726	15,985	16,793	11%	8%	5%

Borates	(‘000 t)	136	120	144	247	264	6%	21%	7%

Coal — hard coking	(‘000 t)	2,395	1,628	1,775	4,254	3,403	-26%	9%	-20%

Coal — semi-soft coking	(‘000 t)	1,003	691	689	1,811	1,380	-31%	0%	-24%

Coal — Australian thermal	(‘000 t)	4,526	4,022	4,758	8,582	8,780	5%	18%	2%

Copper — mined	(‘000 t)	167.9	146.3	127.2	333.2	273.4	-24%	-13%	-18%

Copper — refined	(‘000 t)	90.6	95.2	89.9	186.5	185.1	-1%	-6%	-1%

Diamonds	(‘000 cts)	3,610	2,498	2,733	7,107	5,232	-24%	9%	-26%

Iron ore	(‘000 t)	43,610	41,876	48,851	86,971	90,726	12%	17%	4%

Titanium dioxide feedstock	(‘000 t)	355	329	352	684	681	-1%	7%	0%

Uranium	(‘000 lbs)	2,628	1,427	1,040	5,325	2,467	-60%	-27%	-54%

Other Metals & Minerals
Coal — US thermal	(‘000 t)	506	492	339	1,088	831	-33%	-31%	-24%

Gold — mined	(‘000 ozs)	164	177	168	385	346	3%	-5%	-10%

Gold — refined	(‘000 ozs)	146	99	105	320	204	-28%	7%	-36%

Molybdenum	(‘000 t)	2.8	3.7	4.3	6.0	7.9	53%	17%	32%

Salt	(‘000 t)	1,459	1,148	1,732	2,646	2,880	19%	51%	9%

Silver — mined	(‘000 ozs)	1,634	1,297	1,281	3,418	2,579	-22%	-1%	-25%

Silver — refined	(‘000 ozs)	1,112	903	868	2,432	1,772	-22%	-4%	-27%

Talc	(‘000 t)	264	251	257	504	508	-3%	2%	1%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

Continues	Page 10 of 26

Rio Tinto share of production

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
ALUMINA
Production (‘000 tonnes)
Gove	100%	615	642	621	608	665	1,210	1,273
Jonquière (Vaudreuil)	100%	309	340	335	334	340	626	674
Queensland Alumina	80%	790	765	740	596	676	1,552	1,272
São Luis (Alumar)	10%	51	68	74	82	85	109	167
Yarwun	100%	318	364	359	338	301	654	639
Specialty alumina plants	100%	152	164	163	159	174	291	333
Rio Tinto total alumina production		2,235	2,343	2,292	2,117	2,240	4,442	4,357

ALUMINIUM
Production (‘000 tonnes)
Australia — Bell Bay	100%	44	45	45	45	45	87	90
Australia — Boyne Island	59%	83	84	83	81	82	165	164
Australia — Tomago	52%	68	69	69	67	70	134	137
Cameroon — Alucam (Edéa)	47%	6	10	11	7	7	14	14
Canada — six wholly owned	100%	339	315	332	328	332	676	660
Canada — Alouette (Sept-Îles)	40%	57	56	58	57	57	113	114
Canada — Bécancour	25%	27	26	26	26	27	52	52
France — two wholly owned	100%	89	89	90	89	87	177	175
Iceland — ISAL (Reykjavik)	100%	47	48	48	46	47	94	93
New Zealand — Tiwai Point	79%	68	70	70	68	70	133	139
Norway — SØRAL (Husnes)	50%	11	11	11	11	11	22	22
Oman — Sohar	20%	18	19	19	18	19	36	37
UK — two wholly owned	100%	47	49	49	51	56	88	107
USA — Sebree	100%	49	48	50	49	49	98	98
Rio Tinto total aluminium production		952	939	962	944	958	1,889	1,902

BAUXITE
Production (‘000 tonnes) (a)
Gove	100%	1,799	1,771	1,771	1,665	1,805	3,648	3,470
Porto Trombetas (b)	12%	441	498	498	453	465	855	918
Sangaredi (b)	(c )	1,351	1,373	1,380	1,281	1,395	2,666	2,675
Weipa	100%	4,266	4,962	4,813	4,668	5,061	8,816	9,729
Rio Tinto total bauxite production		7,857	8,604	8,462	8,067	8,726	15,985	16,793

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Rio Tinto share of production

	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000
	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	136	141	113	120	144	247	264

COAL — hard coking
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,468	1,709	1,708	854	1,457	2,474	2,311
Kestrel Coal	80%	927	726	571	774	318	1,780	1,092
Rio Tinto total hard coking coal production		2,395	2,434	2,279	1,628	1,775	4,254	3,403

COAL — semi-soft coking
Rio Tinto Coal Australia (‘000 tonnes)
Hunter Valley	76%	646	257	443	210	318	1,169	527
Mount Thorley	61%	335	191	173	334	309	520	643
Warkworth	42%	23	19	180	147	63	122	210
Rio Tinto total semi-soft coking coal production		1,003	468	797	691	689	1,811	1,380

COAL — thermal
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	447	337	503	453	406	819	859
Blair Athol Coal	71%	1,569	1,260	492	521	414	3,094	935
Clermont (d)	50%	265	560	1,064	595	1,032	265	1,627
Hunter Valley	76%	1,314	1,675	1,969	1,721	2,157	2,747	3,878
Kestrel Coal	80%	182	141	104	86	30	325	116
Mount Thorley	61%	164	183	459	178	136	278	314
Warkworth	42%	584	538	562	468	583	1,054	1,050
Total Australian thermal coal		4,526	4,694	5,154	4,022	4,758	8,582	8,780

US Coal (‘000 tonnes)
Colowyo	100%	506	684	599	492	339	1,088	831
Rio Tinto total thermal coal production		5,032	5,378	5,753	4,514	5,097	9,670	9,611

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Rio Tinto share of production

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COPPER
Mine production (‘000 tonnes) (a)
Bingham Canyon	100%	54.8	65.2	68.5	60.4	45.6	116.1	106.0
Escondida	30%	81.0	73.3	76.2	61.7	56.1	153.8	117.8
Grasberg — Joint Venture (e)	40%	13.8	2.2	21.4	5.0	5.0	27.2	10.0
Northparkes	80%	7.8	8.1	8.0	9.3	9.7	15.1	19.0
Palabora	58%	10.4	10.9	11.1	10.0	10.8	21.0	20.8
Rio Tinto total mine production		167.9	159.7	185.2	146.3	127.2	333.2	273.4
Refined production (‘000 tonnes)
Escondida	30%	23.1	23.5	24.6	23.2	22.2	41.9	45.4
Kennecott Utah Copper	100%	59.6	74.8	64.8	63.5	57.7	129.7	121.2
Palabora	58%	7.9	8.5	10.1	8.5	10.0	14.9	18.5
Rio Tinto total refined production		90.6	106.7	99.5	95.2	89.9	186.5	185.1

DIAMONDS
Production (‘000 carats)
Argyle	100%	2,605	2,425	2,243	1,641	1,580	5,136	3,221
Diavik	60%	967	1,070	926	812	1,074	1,905	1,885
Murowa	78%	38	42	30	45	80	67	125
Rio Tinto total diamond production		3,610	3,536	3,199	2,498	2,733	7,107	5,232

GOLD
Mine production (‘000 ounces) (a)
Barneys Canyon	100%	0.4	0.4	0.4	0.4	0.4	1.2	0.8
Bingham Canyon	100%	109	104	96	101	100	266	201
Escondida	30%	13	14	13	11	10	25	22
Grasberg — Joint Venture (e)	40%	26	53	67	48	41	64	89
Northparkes	80%	14	14	13	15	15	26	29
Palabora	58%	2	2	2	2	2	3	4
Rio Tinto total mine production		164	187	191	177	168	385	346
Refined production (‘000 ounces)
Kennecott Utah Copper	100%	146	164	112	99	105	320	204

Continues	Page 13 of 26

Rio Tinto share of production

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
IRON ORE & IRON
Production (‘000 tonnes) (a)
Hamersley — six wholly owned mines	100%	25,712	30,334	31,151	26,956	31,235	51,221	58,191
Hamersley — Channar	60%	1,534	1,312	1,757	1,483	1,752	3,541	3,234
Hamersley — Eastern Range	(f )	2,354	2,182	2,198	1,974	2,142	4,827	4,116
Hope Downs	50%	4,052	3,554	4,201	3,394	4,099	8,106	7,493
Iron Ore Company of Canada	59%	2,284	2,280	2,204	1,495	1,958	4,153	3,454
Robe River	53%	7,675	7,947	8,539	6,574	7,665	15,123	14,239
Rio Tinto total mine production		43,610	47,608	50,050	41,876	48,851	86,971	90,726

MOLYBDENUM
Mine production (‘000 tonnes) (a)
Bingham Canyon	100%	2.8	2.7	4.2	3.7	4.3	6.0	7.9

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,459	1,115	1,427	1,148	1,732	2,646	2,880

SILVER
Mine production (‘000 ounces) (a)
Bingham Canyon	100%	870	845	893	777	788	2,016	1,565
Escondida	30%	436	469	465	392	349	907	742
Grasberg — Joint Venture (e)	40%	147	159	367	5	4	163	9
Others	—	181	121	124	123	140	332	263
Rio Tinto total mine production		1,634	1,595	1,849	1,297	1,281	3,418	2,579
Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,112	1,207	1,094	903	868	2,432	1,772

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc (g)	100%	264	259	237	251	257	504	508

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	355	335	373	329	352	684	681

Continues	Page 14 of 26

Rio Tinto share of production

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
URANIUM
Production (‘000 lbs U3O8 )
Energy Resources of Australia	68%	1,196	1,421	1,912	577	163	2,557	740
Rössing	69%	1,432	1,354	1,363	851	877	2,768	1,727
Rio Tinto total uranium production		2,628	2,776	3,276	1,427	1,040	5,325	2,467

Production data notes

(a)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.
(b)	Bauxite production at non-managed mines has been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.
(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.
(d)	Production commenced at Clermont in the second quarter of 2010.
(e)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown. (f) Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(g)	In February 2011, Rio Tinto announced that it had received a binding offer for the purchase of 100% of its talc business.

The Rio Tinto percentage interest shown above is at 30 June 2011.

Rio Tinto’s interests in the Brockville specialty alumina plant, Awaso, Rawhide, Antelope, Cordero Rojo, Decker and Spring Creek mines were sold in 2010. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,799	1,771	1,771	1,665	1,805	3,648	3,470
Weipa mine — Queensland	100.0%	4,266	4,962	4,813	4,668	5,061	8,816	9,729
Brazil
Porto Trombetas (MRN) mine (a)	12.0%	3,673	4,154	4,153	3,779	3,872	7,128	7,650
Ghana
Awaso mine (a) (b)	0.0%	—	—	—	—	—	39	—
Guinea
Sangaredi mine (a) (c)	23.0%	3,002	3,051	3,066	2,846	3,099	5,924	5,945
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes) (a) (d)		8,368	8,421	8,546	8,018	8,870	15,953	16,888

(a)	Bauxite production and shipments at non-managed mines have been restated from a wet to a dry tonne basis, in line with the tonnes shown for Rio Tinto managed operations.
(b)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.
(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.
(d)	Bauxite shipments include ore used internally by the refinery at Gove.

Smelter-Grade Alumina Refineries

Alumina production (‘000 tonnes)

Australia
Gove refinery — Northern Territory	100%	615	642	621	608	665	1,210	1,273
Queensland Alumina Refinery — Queensland	80%	987	956	925	745	845	1,940	1,590
Yarwun refinery — Queensland	100%	318	364	359	338	301	654	639
Brazil
São Luis (Alumar) refinery	10%	507	676	737	821	846	1,095	1,667
Canada
Jonquire (Vaudreuil) refinery — Quebec (a)	100%	309	340	335	334	340	626	674

(a)	Jonquière’s production shows smelter grade alumina only and excludes hydrate produced and used for Specialty Alumina.

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
ALUMINIUM (continued)

Specialty Alumina Plants
Specialty alumina production (‘000 tonnes)
Canada
Brockville plant — Ontario (a)	0.0%	5	4	—	—	—	9	—
Jonquière (Vaudreuil) plant — Quebec	100.0%	29	31	26	27	30	53	57
France
Beyrède plant	100.0%	5	4	5	7	6	10	13
Gardanne plant	100.0%	105	114	119	111	123	204	234
La Bâthie plant	100.0%	6	7	6	7	7	12	14
Germany
Teutschenthal plant	100.0%	7	7	7	6	8	12	14
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	44	45	45	45	45	87	90
Boyne Island smelter — Queensland	59.4%	140	141	140	137	139	277	275
Tomago smelter — New South Wales	51.6%	131	134	134	130	135	260	265
Cameroon
Alucam (Edéa) smelter	46.7%	14	21	23	15	15	31	30
Canada
Alma smelter — Quebec	100.0%	107	109	110	108	107	214	215
Alouette (Sept-Îles) smelter — Quebec	40.0%	142	141	145	142	143	283	286
Arvida smelter — Quebec	100.0%	43	44	44	43	44	86	87
Bécancour smelter — Quebec	25.1%	106	104	103	102	107	209	209
Grande-Baie smelter — Quebec	100.0%	54	55	55	55	56	108	111
Kitimat smelter — British Columbia	100.0%	50	44	40	41	41	100	82
Laterrière smelter — Quebec	100.0%	59	38	58	57	59	116	116
Shawinigan smelter — Quebec	100.0%	26	25	24	24	25	51	49
France
Dunkerque smelter	100.0%	64	65	67	65	62	129	127
Saint-Jean-de-Maurienne smelter	100.0%	24	24	24	24	25	48	49

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
ALUMINIUM (continued)

Iceland
ISAL (Reykjavik) smelter	100.0%	47	48	48	46	47	94	93
New Zealand
Tiwai Point smelter	79.4%	85	88	88	86	89	167	175
Norway
SØRAL (Husnes) smelter	50.0%	22	22	22	22	22	44	44
Oman
Sohar smelter	20.0%	91	93	94	92	93	180	185
United Kingdom
Lochaber smelter	100.0%	10	11	11	11	11	20	22
Lynemouth smelter	100.0%	36	38	39	41	44	68	85
United States
Sebree smelter — Kentucky	100.0%	49	48	50	49	49	98	98
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (b)		1,293	1,249	1,285	1,055	1,116	2,525	2,172

(a)	Rio Tinto sold its 100% interest in the Brockville specialty alumina plant with an effective date of 20 September 2010.
(b)	In 2010, the aluminium sales included sales made through Rio Tinto Alcan’s Engineered Products division. In 2011, these sales are no longer included, following the disposal of 61% of the Engineered Products division in January 2011.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina Borates (‘000 tonnes) (a)		136	141	113	120	144	247	264

(a)	Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,478	1,112	1,660	1,494	1,340	2,705	2,835
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,202	1,769	691	731	582	4,343	1,313
Clermont Coal mine (a)	50.1%
Queensland, Australia
Thermal coal production (‘000 tonnes)		529	1,117	2,124	1,187	2,060	529	3,247
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,790	2,084	2,082	1,042	1,776	3,017	2,818
Hunter Valley Operations	75.7%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		854	340	586	277	419	1,544	696
Thermal coal production (‘000 tonnes)		1,736	2,213	2,601	2,274	2,849	3,628	5,123
Kestrel Coal mine (b)	80.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,159	907	714	968	398	2,225	1,366
Thermal coal production ('000 tonnes)		228	176	130	108	37	407	145
Mount Thorley Operations	60.6%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		552	316	286	552	510	858	1,061
Thermal coal production (‘000 tonnes)		271	302	757	294	225	459	519

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COAL (continued)

Warkworth mine	42.1%
New South Wales, Australia
Semi-soft coking coal production (‘000 tonnes)		54	46	428	349	150	290	498
Thermal coal production (‘000 tonnes)		1,388	1,279	1,337	1,112	1,385	2505	2,497

Total hard coking coal production (‘000 tonnes)		2,949	2,991	2,796	2,009	2,174	5,242	4,183
Total semi-soft coking coal production (‘000 tonnes)		1,460	701	1,299	1,178	1,079	2,692	2,256
Total thermal coal production (‘000 tonnes)		7,832	7,968	9,300	7,200	8,479	14,576	15,679
Total coal production (‘000 tonnes)		12,241	11,660	13,396	10,387	11,731	22,510	22,118

Total coal sales (‘000 tonnes)		11,801	12,611	13,671	10,607	11,669	20,909	22,276

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		2,526	2,459	2,996	1,644	1,880	4,045	3,524
Share of semi-soft coking coal sales (‘000 tonnes) (c)		1,012	607	735	703	609	1,635	1,313
Share of thermal coal sales (‘000 tonnes) (c)		4,255	4,981	4,852	4,095	4,716	8,008	8,811

(a)	Production commenced at Clermont in the second quarter of 2010.
(b)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.
(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COAL (continued)

US Coal
Antelope mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,095	8,602	6,777	—	—	15,776	—
Colowyo mine	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		506	684	599	492	339	1,088	831
Cordero Rojo mine (a)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,094	9,389	6,945	—	—	17,185	—
Decker mine (a)	0.0%
Montana, US
Thermal coal production (‘000 tonnes)		745	709	639	—	—	1,174	—
Spring Creek mine (a)	0.0%
Montana, US

Thermal coal production (‘000 tonnes)		4,477	4,768	3,806	—	—	8,152	—
Total coal production (‘000 tonnes)		22,916	24,151	18,767	492		43,374

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto held a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy. Following a secondary public offering in December 2010, Rio Tinto completed the divestment of its entire interest in Cloud Peak Energy Inc. with an effective date of 15 December 2010. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COPPER & GOLD

Escondida	30.0%
Chile

Sulphide ore to concentrator (‘000 tonnes)		17,711	19,697	18,789	15,993	16,399	35,408	32,392
Average copper grade (%)		1.40	1.24	1.26	1.15	1.06	1.34	1.11
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		205.3	197.7	194.6	153.1	141.2	394.5	294.3
Contained gold (‘000 ounces)		42	48	45	38	35	82	73
Contained silver (‘000 ounces)		1,454	1,565	1,551	1,308	1,164	3,025	2,473
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		65	47	60	52	46	118	98
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		77	78	82	77	74	140	151

(a)	The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)	20,330	21,062	21,560	19,998	21,784	41,387	41,782
Average mill head grades:
Copper (%)	0.81	0.92	0.88	0.77	0.72	0.79	0.74
Gold (g/t)	0.63	0.92	1.17	0.89	0.75	0.75	0.82
Silver (g/t)	2.53	2.75	2.91	2.38	2.62	2.75	2.50
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	143.7	170.1	167.0	133.7	138.8	288.3	272.5
Gold in concentrates (‘000 ounces)	329	528	687	473	421	810	894
Silver in concentrates (‘000 ounces)	1,258	1,552	1,628	1,168	1,054	2,837	2,223
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)	130.2	167.7	153.5	127.2	140.4	278.6	267.6
Gold in concentrates (‘000 ounces)	300	517	625	476	428	800	904
Silver in concentrates (‘000 ounces)	910	1,216	1,192	905	851	2,199	1,756

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2011 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 2Q 2011 until the release of its 2011 second-quarter results on 21 July 2011.

(b)	Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COPPER & GOLD (continued)

Kennecott Minerals Company
Rawhide mine (a)	0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		5	—	—	—	—	9	—
Silver (‘000 ounces)		62	—	—	—	—	114	—

(a)	Rio Tinto sold its 100% interest in the Rawhide mine with an effective date of 25 June 2010. Production data are shown up to that date

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.4	0.4	0.4	0.4	0.4	1.2	0.8
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		13,269	13,396	13,582	13,600	13,747	26,572	27,347
Average ore grade:
Copper (%)		0.48	0.55	0.57	0.51	0.38	0.50	0.45
Gold (g/t)		0.36	0.35	0.31	0.33	0.30	0.43	0.32
Silver (g/t)		2.56	2.75	2.70	2.24	2.21	2.92	2.23
Molybdenum (%)		0.039	0.043	0.054	0.046	0.050	0.041	0.048
Copper concentrates produced (‘000 tonnes)		223	258	263	240	170	447	410
Average concentrate grade (% Cu)		24.6	25.1	26.0	25.1	26.5	25.9	25.7
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		54.8	65.2	68.5	60.4	45.6	116.1	106.0
Gold (‘000 ounces)		109	104	96	101	100	266	201
Silver (‘000 ounces)		870	845	893	777	788	2,016	1,565
Molybdenum concentrates produced (‘000 tonnes):		5.4	5.3	7.9	6.9	8.0	11.5	14.9
Molybdenum in concentrates (‘000 tonnes)		2.8	2.7	4.2	3.7	4.3	6.0	7.9

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		212	288	293	264	205	444	469
Copper anodes produced (‘000 tonnes) (a)		53.5	81.0	64.4	70.1	48.3	125.9	118.4
Production of refined metal:
Copper (‘000 tonnes)		59.6	74.8	64.8	63.5	57.7	129.7	121.2
Gold (‘000 ounces) (b)		146	164	112	99	105	320	204
Silver (‘000 ounces) (b)		1,112	1,207	1,094	903	868	2,432	1,772
(a) New metal excluding recycled material (b) Includes gold and silver in intermediate products.
Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,304	1,282	1,298	1,302	1,330	2,668	2,631
Average ore grades:
Copper (%)		0.82	0.86	0.84	0.97	0.97	0.79	0.97
Gold (g/t)		0.57	0.55	0.50	0.56	0.55	0.50	0.56
Copper concentrates produced (‘000 tonnes)		29.7	30.2	30.2	33.4	33.8	55.6	67.2
Contained copper in concentrates:
Saleable production (‘000 tonnes)		9.8	10.1	10.0	11.6	12.1	18.9	23.7
Sales (‘000 tonnes) (a)		6.0	8.4	11.3	5.4	8.7	12.0	14.1
Contained gold in concentrates:
Saleable production (‘000 ounces)		17.9	17.3	16.1	18.5	18.3	31.9	36.9
Sales (‘000 ounces) (a)		12.1	15.5	18.8	8.8	13.5	21.5	22.3

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
COPPER & GOLD (continued)

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,861	2,887	3,126	2,845	2,964	5,644	5,809
Average ore grade: copper (%)		0.64	0.64	0.63	0.66	0.65	0.65	0.66
Copper concentrates produced (‘000 tonnes)		57.9	61.1	65.2	58.4	61.2	119.6	119.6
Average concentrate grade: copper (%)		31.1	31.0	29.5	29.5	30.7	30.4	30.1
Copper in concentrates (‘000 tonnes)		18.0	18.9	19.3	17.3	18.7	36.4	36.0
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		59.6	61.4	62.1	62.3	62.6	117.3	124.9
New copper anodes produced (‘000 tonnes)		14.6	14.3	14.4	14.7	18.3	27.0	32.9
Refined new copper produced (‘000 tonnes)		13.8	14.7	17.5	14.8	17.3	25.8	32.1
By-products:
Magnetite concentrate (‘000 tonnes)		780	764	695	880	820	1,535	1,700
Nickel contained in products (tonnes)		15	15	24	27	28	33	55
Vermiculite plant
Vermiculite produced (‘000 tonnes)		46	51	45	43	51	100	95

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		2,009	1,790	1,749	1,487	1,635	3,735	3,122
AK1 diamonds produced (‘000 carats)		2,605	2,425	2,243	1,641	1,580	5,136	3,221
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		522	626	555	487	542	910	1,029
Diamonds recovered (‘000 carats)		1,612	1,783	1,543	1,353	1,790	3,174	3,142
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		109	100	87	81	119	197	200
Diamonds recovered (‘000 carats)		49	53	39	58	103	86	161

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	25,712	30,334	31,151	26,956	31,235	51,221	58,191
Hamersley — Channar	60.0%	2,557	2,186	2,929	2,471	2,919	5,901	5,391
Hamersley — Eastern Range	(a)	2,354	2,182	2,198	1,974	2,142	4,827	4,116
Hope Downs	50.0%	8,104	7,108	8,401	6,788	8,199	16,211	14,987
Robe River — Pannawonica (Mesas J and A)	53.0%	7,726	8,010	8,571	6,535	7,989	14,697	14,524
Robe River — West Angelas	53.0%	6,755	6,985	7,541	5,869	6,472	13,838	12,342
Total production (‘000 tonnes)		53,207	56,804	60,790	50,593	58,956	106,695	109,549
Total sales (‘000 tonnes) (b)		55,697	55,891	58,216	49,874	54,589	108,593	104,463

(a)     Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)     Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		959	702	876	0	1,297	1,220	1,297
Pellets (‘000 tonnes)		2,930	3,181	2,878	2,546	2,038	5,853	4,584
Sales:
Concentrate (‘000 tonnes)		1,455	972	821	281	1,052	1,769	1,333
Pellets (‘000 tonnes)		2,996	2,406	3,974	2,273	1,898	5,672	4,171

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

Rio Tinto operational data

	Rio Tinto interest	2Q 2010	3Q 2010	4Q 2010	1Q 2011	2Q 2011	1H 2010	1H 2011
SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		2,134	1,630	2,088	1,679	2,534	3,871	4,213

TALC

Rio Tinto Minerals — talc (a)	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		264	259	237	251	257	504	508

(a) In February 2011, Rio Tinto announced that it had received a binding offer for the purchase of 100% of its talc business.

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		355	335	373	329	352	684	681

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and 37% of Richards Bay Minerals production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8 )		1,749	2,078	2,796	843	238	3,739	1,082
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8 )		2,088	1,974	1,988	1,240	1,279	4,036	2,519

Rio Tinto percentage interest shown above is at 30 June 2011. The data represent full production and sales on a 100% basis unless otherwise stated.